COHEN & CZARNIK LLP
                                  140 Broadway
                                   36th Floor
                            New York, New York 10005

STEPHEN J. CZARNIK, ESQ.
Direct Dial: (212) 232-8323
Fax:         (212) 937-3870


                                                     November 2, 2005


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 E Street, NE
Washington, D.C.  20549

Attention:        John Reynolds, Assistant Director
                  Office of Emerging Growth Companies

         RE:      SONOMA COLLEGE, INC.
                  REGISTRATION STATEMENT ON FORM SB-2 (REG. NO. 33-120671)

Ladies and Gentlemen:

         On behalf of Sonoma College, Inc., I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "COMMISSION"), dated October 26, 2005, regarding Sonoma College's registration statement on Form SB-2 (Reg. No. 333-120671), Amendment No. 5, dated September 28, 2005. Amendment No. 6 to the registration statement was transmitted via EDGAR today, November 2, 2005, which includes changes made to the registration statement in response to the staff's comments. I also enclose five (5) copies of Amendment No. 6 to the registration statement.

         This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

         GENERAL
         -------

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1. YOU INDICATE THAT YOU HAVE REVISED THE REGISTRATION STATEMENT SO THAT 10% OF THE SHARES HELD BY AFFILIATES OF SONOMA ARE BEING REGISTERED. IT APPEARS TO US THAT THE AFFILIATES ARE REGISTERING 10.93% OF THE OUTSTANDING SECURITIES. PLEASE REVISE OR ADVISE AS APPROPRIATE.

         We have revised the registration statement so that 10% of the shares held by affiliates of Sonoma are being registered.

         RISK FACTORS, PAGE 4
         --------------------

2. WE REISSUE OUR PREVIOUS COMMENT THREE - PLEASE REVISE RISK FACTOR FIVE TO EXPLAIN HOW YOUR ENROLLMENT GROWTH WOULD BE AFFECTED.

         We have revised risk factor in amendment Number 5 to eliminate any discussion of enrollment growth as enrollment growth would not be affected by the risks discussed therein.

         SELLING SECURITY HOLDERS, PAGE 14
         ---------------------------------

3. WE NOTE THAT MYRON LANDIN, CEO CAST AND WISSE ENTERPRISES ARE LISTED AS SELLING SECURITY HOLDERS. IT APPEARS THAT SUCH SECURITIES WERE ISSUED TO THESE PERSONS AFTER THE REGISTRATION STATEMENT WAS FILED. AS A GENERAL MATTER, REGISTRANTS MAY REGISTER RESALES BY SELLING STOCKHOLDERS WHOSE SHARES WERE EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933. WE NOTE THAT THERE IS A QUESTION AS TO THE BASIS OF THE EXEMPTION FROM REGISTRATION FOR THESE STOCKHOLDERS. PLEASE REMOVE THOSE STOCKHOLDERS FROM THE TABLE OR ADVISE US WHY SUCH

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
November 2, 2005
Page 2 of 4


STOCKHOLDERS SHOULD NOT BE REMOVED.

         We have removed Myron Landin, CEO Cast and Wisse Enterprise, LLC as selling security holders from the registration statement.

4. REVISE TO IDENTIFY THE ULTIMATE BENEFICIAL OWNER(S) OF WISE ENTERPRISE, LLC.

         We have removed Wise Enterprise, LLC from the prospectus as a selling security holder.

         LEGAL PROCEEDINGS PAGE 17
         -------------------------

5. PLEASE REVISE TO UPDATE YOUR DISCLOSURE REGARDING THE LAWSUIT AGAINST H. JOHN STALCUP TO THE LATEST DATE PRACTICABLE.

         We have revised the registration statement to update the status of Sonoma's litigation against H. John Stalcup through October 28, 2005.

         CONSORTIUM AGREEMENTS, PAGE 26
         ------------------------------

6. WE DO NOT UNDERSTAND WHY YOU HAVE DELETED THE DISCLOSURE ADDRESSING THE CONSORTIUM AGREEMENT BETWEEN SONOMA AND BIOHEALTH COLLEGE. REVISE THE BUSINESS SECTION AND THE MD&A SECTION TO ADDRESS THE COMPANY'S CONSORTIUM AGREEMENT WITH BIOHEALTH COLLEGE. IF THE CONSORTIUM AGREEMENT HAS BEEN TERMINATED THEN DESCRIBE THE REASONS FOR THE TERMINATION.

         We have revised the registration statement to address Sonoma's consortium agreement with Biohealth College and the termination of such agreement.

7. WE NOTE YOUR STATEMENT MAT "NATIONAL HOLISTIC INSTITUTIONS ... WILL OFFER ITS ON-LINE ASSOCIATE OF APPLIED SCIENCE DEGREE IN MASSAGE THERAPY ('AASMT') TO NHI
STUDENTS ...." IT APPEARS THAT YOU ARE SAYING YOU WILL OFFER NATIONAL HOLISTIC
INSTITUTIONS' ON-LINE ASSOCIATE OF APPLIED SCIENCE DEGREE TO NHI STUDENTS. PLEASE CLARIFY YOUR STATEMENTS REGARDING THE ARRANGEMENT WITH NATIONAL HOLISTIC INSTITUTION.

         We have revised the registration statement to clarify Sonoma's statement regarding the arrangement with National Holistic Institution.

8. INDICATE A DATE FOR THE "PROGRAM COMMENCEMENT" DATE NOTED.

         We have included a date for the "Program Commencement" within the registration statement.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION ON PLAN OF
         ----------------------------------------------------------------------
         OPERATION.
         ----------

9. PLEASE REVISE TO ADDRESS THE COMPANY'S REDUCTION IN EMPLOYEES FROM
73 EMPLOYEES TO 44 EMPLOYEES AND THE REDUCTION IN FULL-TIME FACULTY FROM 8 TO 5 MEMBERS WITH A REDUCTION IN PART-TIME FACULTY FROM 36 TO 27 MEMBERS.

         We have revised the registration statement to clarify that Sonoma's employment fluctuates depending upon the time of year (semester) and to correct a typographical error.


         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 50
         -------------------------------------------------------

10. WE NOTE YOUR DELETION OF JOSEPH KEATS' NAME IN THE TRANSACTION BETWEEN SONOMA AND TECHNOLOGY EXCHANGE, INC. PLEASE REVISE TO IDENTIFY JOSEPH KEATS IN THAT PARAGRAPH.

         We have revised the registration statement to identify Mr. Keats in connection with Technology Exchange, Inc.

         OPTIONS/SARS GRANTS IN THE LAST FISCAL YEAR. PAGE 57
         ----------------------------------------------------

11. WE NOTE YOUR STATEMENT THAT NO OPTIONS WERE GRANTED TO THE NAMED EXECUTIVE OFFICERS IN THE FISCAL YEAR ENDED JUNE 30,2005 BUT THE PRIOR SENTENCE INDICATES THAT OPTIONS WERE GRANTED IN APRIL 2005. PLEASE REVISE AS APPROPRIATE.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
November 2, 2005
Page 3 of 4


         We have revised the registration statement to clarify the statement with respect to the option grant.

         PART II
         RECENT SALES OF UNREGISTERED SECURITIES
         ---------------------------------------

12. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT 14 AND THAT YOU CLAIM SECTION 4(2) AS AN EXEMPTION FROM REGISTRATION. REVISE YOUR DISCLOSURE IN THE REGISTRATION STATEMENT FOR THESE ISSUANCES, AND THE OTHER ISSUANCE NOTED IN THIS SECTION, TO DESCRIBE THE FACTS THAT YOU RELIED UPON TO MAKE THE EXEMPTION AVAILABLE - FOR EXAMPLE, PLEASE DESCRIBE WHETHER THE INVESTORS WERE SOPHISTICATED AND HAD ACCESS TO THE TYPE OF INFORMATION NORMALLY PROVIDED IN A PROSPECTUS - SEE ITEM 701(d) OF REGULATION S-B.

         We have revised the registration statement to include the following language:

"Sonoma College believes that the securities that were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 as set forth above, were within the exemption provided by Section 4(2) by reason that:

               No commissions were paid for the issuance of such securities;

               The issuance of such securities by Sonoma College did not involve a "public offering";

               Each purchaser of securities were sophisticated and accredited investors;

               Each offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered;

               Sonoma College did not undertake an offering in which we sold a high number of shares to a high number of investors; and

                  In addition, the purchasers had the necessary investment intent as required by Section 4(2) since they agreed to and received securities bearing a legend stating that such securities are restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that these securities would not be immediately redistributed into the market and therefore not be part of a "public offering.")

       With respect to any sales of securities of Sonoma College that were made while this Registration Statement has been pending, Sonoma College does not consider that the mere filing of this Registration Statement constituted a "general solicitation". Sonoma College has never prepared or distributed preliminary prospectuses based on this Registration Statement, nor has it undertaken any selling activities whatsoever relating to the Registration Statement. Each of the purchasers with respect to such sales is a sophisticated and accredited investor, with prior relationships with Sonoma College or its officers or directors, and the Registration Statement had little or no impact on their decision to invest."

13. WE NOTE THE TRANSACTION IN APRIL 2005 IN WHICH THE COMPANY GRANTED OPTIONS TO 30 PERSONS TO PURCHASE 2,570,000 SHARES OF COMMON STOCK. PLEASE DESCRIBE THE EXEMPTION FROM REGISTRATION THAT YOU RELIED UPON AND DESCRIBE THE 30 PERSONS THAT WERE GRANTED THE OPTIONS. SEE ITEM 701 OF REGULATION S-B.

         We have revised the registration statement to state that Sonoma relied on Rule 701 and Section 4(2) of the Securities Act of 1933 in connection with the option issuances.

Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
November 2, 2005
Page 4 of 4


14. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENTS 14 AND 15 AND WE REISSUE COMMENT 15 - AS PREVIOUSLY NOTED, THE FILING OF THE COMPANY'S REGISTRATION STATEMENT ON NOVEMBER 22, 2004 CONSTITUTES A GENERAL SOLICITATION OF THE COMMON STOCK. SEE THE DIVISION OF CORPORATION FINANCE LETTER TO THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM DATED MARCH 23, 1984. SECTION 4(2) DOES NOT PROVIDE FOR ANY FORM OF GENERAL SOLICITATION OR ADVERTISING. ADVISE US OF THE LEGAL BASIS FOR YOUR CLAIMED SECTION 4(2) EXEMPTION FOR THE ISSUANCE OF THESE SECURITIES. SPECIFICALLY PROVIDE THE BASIS FOR THE ISSUANCES AFTER THE REGISTRATION WAS FILED. PLEASE EXPLAIN ANY AFFILIATIONS BETWEEN THE COMPANY AND SUCH PERSONS. WE MAY HAVE FURTHER COMMENT.

         Please see our responses to Items 3 and 12.

         We would very much appreciate your prompt review of Amendment No. 6 and our responses to your comment letter. We will inquire via telephone with respect to a request for acceleration pursuant to Rules 460 and 461. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.




                                        With kind regards,






cc:   Mr. Charles D. Newman, President
      Sonoma College, Inc.
      1304 South Point Blvd., Suite 280
      Petaluma, CA 94954